United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

For the fiscal year ended December 31, 2004 and 2003

Commission File Number 333-91478

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MidSouth Rail Union 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedule*

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004	8

Signatures	9

* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
MidSouth Rail Union 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
May 27, 2005

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$11,534	9,673

Investments, at fair value:
Common stock of Kansas City Southern	78,509	60,215
Common collective trust	1,010,861	1,034,694
Mutual funds	2,144,778	1,619,031

Total investments	3,234,148	2,713,940

Other receivable	53	—

Total assets	3,245,735	2,723,613

Liabilities:

Investment trades payable	11,490	9,654

Net assets available for benefits	$3,234,245	2,713,959

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Interest and dividends	$89,557	62,779
Net appreciation in fair value of investments	198,325	320,409

Total investment income	287,882	383,188

Contributions:
Participant contributions	269,239	235,260
Company contributions	66,168	69,872

Total contributions	335,407	305,132

Benefits paid	(103,003)	(219,288)

Increase in net assets available for benefits	520,286	469,032

Net assets available for benefits:
Beginning of year	2,713,959	2,244,927

End of year	$3,234,245	2,713,959

See accompanying notes to financial statements.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The MidSouth Rail Union 401(k) Retirement Savings Plan (the Plan) is a participant-directed, contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(b)	Eligibility

The Plan covers all full-time employees of the Company who are members of one of the following collective bargaining units with the former MidSouth Rail Corporation: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Carmen, Brotherhood of Railroad Signalmen, International Association of Machinists and Aerospace Workers, International Brotherhood of Electrical Workers, Transportation Communications International Union, or United Transportation Union. Plan entry dates are the first day of each calendar quarter.

A participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to receive Company contributions. However, such participant will continue to receive credit for vesting under the provisions of the Plan and continues to share fully in trust fund allocations, as set forth in the Plan. Upon rejoining any of the above collective bargaining units, such participant is then immediately eligible to participate in all future Company contributions, as set forth in the Plan.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 100% of the first $200 of participant salary deferral contributions and 50% of the second $600 of participant salary deferral contributions, with a maximum annual Company matching contribution of $500 per participant.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(e)	Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings thereon.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Company contributions vest according to the following schedule:

Years of	Percent
service	vested
1	20
2	40
3	60
4	80
5 or more	100

(f)	Investment Options

Upon enrollment in the Plan, a participant may direct their contributions and Company matching contributions into any of the various funds offered by the Plan.

Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

(g)	Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

(h)	Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(i)	Plan Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

(b)	Investments

The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

The assets held in the common collective trust (Invesco Stable Value Fund) are valued at contract value, which approximates fair value, as determined by AMVESCAP National Trust Company.

(c)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $1,145 and $190 for the Plan years ended December 31, 2004 and 2003, respectively.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

(3)	Investments

Investments, which exceeded 5% of the net assets available for benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
Invesco Stable Value	1,010,861	1,034,694
Franklin Balance Sheet Investment Fund — Class A	245,249	184,332
PIMCO Renaissance	250,073	204,707
PIMCO Total Return Administrative Shares	445,273	351,186
Washington Mutual Investors	172,403	—
Other	1,110,289	939,021

Total investments	$3,234,148	2,713,940

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $198,325 and $320,409, respectively, as follows:

	2004	2003
Kansas City Southern common stock	$15,737	8,805
Mutual funds	182,588	311,604

	$198,325	320,409

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(5)	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated March 7, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The determination letter is applicable for the amendments executed through April 1, 2002.

The Company is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

Schedule 1

MIDSOUTH RAIL UNION 401(k)
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Identity	Description	Fair value
Common Stock:
*Kansas City Southern common stock	4,428 shares, with a fair value of $17.73 per share	$78,508

Common Collective Trust:
Invesco Stable Value	1,010,861.42 shares, with a fair value of $1.00 per share	1,010,861

Mutual Funds:
AIM Small Cap Growth Fund	1,876.078 shares, with a fair value of $27.46 per share	51,517
American Balanced	6,413.198 shares, with a fair value of $18.00 per share	115,438
American Century Real Estate/Advisor	3,310.189 shares, with a fair value of $24.78 per share	82,026
EuroPacific Growth	3,554.975 shares with a fair value of $35.63 per share	126,664
Franklin Balance Sheet Investment Fund - Class A	4,209.553 shares, with a fair value of $58.26 per share	245,249
Growth Fund of America	5,800.447 shares, with a fair value of $27.38 per share	158,816
ING International Value Fund	5,973.988 shares, with a fair value of $17.65 per share	105,441
Janus Fund	5,947.134 shares, with a fair value of $24.57 per share	146,122
Janus Twenty Fund	785.646 shares, with a fair value of $44.80 per share	35,197
MFS Value Fund	6,607.234 shares, with a fair value of $23.14 per share	152,891
PIMCO Renaissance	9,313.702 shares, with a fair value of $26.85 per share	250,073
PIMCO Total Return Administrative Shares	41,731.296 shares, with a fair value of $10.67 per share	445,273
Scudder Equity 500 Index	424.976 shares, with a fair value of $135.70 per share	57,669
Washington Mutual Investors	5,601.124 shares, with a fair value of $30.78 per share	172,403

Total investments		$3,234,148

*Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MidSouth Rail Union 401(k) Retirement Savings Plan
June 27, 2005	By:	/s/ Eric B. Freestone
	Name:	Eric B. Freestone
	Title:	Vice President Human Resources